Exhibit 6.4

SECOND VARIATION AGREEMENT TO TECHNOLOGY LICENCE AGREEMENT

This Second Variation Agreement to the Technology License Agreement (this "Variation Agreement") dated as 18 April 2018 (the "Effective Date"), is by and between Life Science Biosensor Diagnostics Pty Ltd., an Australian proprietary limited company having an address at Level 9, 85 Castlereagh Street, Sydney NSW 2000 Australia ("Licensor") and Glucose Biosensor Systems (Greater China) Holdings Inc., a company having an registered office at Corporation Trust Centre, 1209 Orange St, City of Wilmington, County of New Castle, Delaware 19801 ("Licensee") (each, a "Party" and collectively the "Parties").

WHEREAS, the parties entered into the license agreement in respect of the Glucose Biosensor Technology dated 25 August 2017 (the "Licence Agreement") and the variation agreement dated 8 December 2017 (the "First Variation Agreement") (both collectively referred to as the Licence Agreement in this agreement).

WHEREAS, the parties wish to amend the terms of the Licence Agreement on the terms and conditions set out in, and on and from the date of this Second Variation Agreement. The parties acknowledge that the terms and conditions of the Licence Agreement, unless amended by this Second Variation Agreement, remain in full force and effect.

NOW, THEREFORE, for good and valuable consideration, and intending to be legally bound, Licensee and Licensor agree as follows:

1.	Definitions; Interpretation

1.1       Definitions.

Any capitalised term set out in this Second Variation Agreement has the meaning ascribed to that term in the Licence Agreement unless the context provides otherwise.

1.2       Interpretation. In this Second Variation Agreement, clause 1.2 of the Licence Agreement is adopted and incorporated by reference herein.

2.	Variation

2.1	Clause 1.1 Definitions

a.	Paragraph 1 of the definition of Change of Control be amended by replacing the entirety of the definition with the following:

"in respect of the Licensee, means at any time following the allocation of securities pursuant to the Licensee's initial public offering that (a) any legal or natural person, or any government or government agency, becomes the legal or beneficial owner, directly or indirectly, of securities of Licensee representing fifty percent (50%) or more of (A) the outstanding shares of common stock of Licensee or (B) the combined voting power of Licensee's then-outstanding securities; (b) Licensee is party to a merger or consolidation, or series of related transactions, which results in the voting securities of Licensee outstanding immediately prior thereto failing to continue to represent (either by remaining outstanding or by being converted into voting securities of the surviving or another entity) at least fifty percent (50%) of the combined voting power of the voting securities of Licensee or such surviving or other entity outstanding immediately after such merger or consolidation; (c) the sale or disposition of all or substantially all of Licensee's assets (or consummation of any transaction, or series of related transactions, having similar effect); (d) there occurs a change in the composition of the board of directors or equivalent governing body (the "Board")of Licensee being a change of the majority of directors without the prior consent of Licensor provided however that for purposes of this clause (d) any changes in the constituency of the Board that are approved in advance by the Board, the nominating committee of the Board, or a committee of independent directors (as that term is defined by the United States securities exchange on which the Licensee's securities are listed) of the Board shall not be deemed a change in the composition of the Board for purposes of this clause (d); (e) the dissolution or liquidation of Licensee; or (f) any transaction or series of related transactions that has the substantial effect of any one or more of the foregoing; and"

2.2	Clause 2.2 Exclusivity

a.	Clause 2.2a be amended by replacing the first sentence of the clause as follows. The remainder of the clause continues unamended:

"The Distribution License is granted as an exclusive license in the Territory."

b.	Clause 2.2.c. be amended by replacing the entirety of the clause with the following:

"In the event that Licensee fails to meet the Milestones and Minimum Distribution Requirements, Licensor may at its election require the Licensee to pay in immediately available funds the Distribution Differential."

c.	Clause 2.2d be amended by replacing the entirety of the clause with the following:

"If the Licensee fails to pay the Distribution Differential within 14 business days from notice in writing by the Licensor to do so, the Licensor may charge interest on the amount outstanding on a monthly compounding basis at the annual rate of the most recently published USD LIBOR plus 4%."

2.3	Clause 2-4 Limitations

Clause 2.4 be amended by replacing the entirety of the clause with the following:

"Limitations. Licensee shall not assign or transfer, or grant any sublicense or the right to sublicense under, the License, or agree or commit to do so without the express consent of the Licensor in writing. Licensee does not have any license to, and Licensee shall not: (i) use, practice, or reproduce any Glucose Sensor Technology (other than as part of and incidental to the marketing or promotion of any Licensed Product under the Distribution License), or use, make, promote, market, offer, sell, resell, distribute, distribute, represent, or license any product or service including or involving Glucose Sensor Technology or Glucose Sensor Proprietary Rights other than the Licensed Products under the Distribution License; (ii) promote, market, import into the Territory, offer, sell, distribute, and supply Licensed Products outside, or for use or resale outside, the Territory or to the extent Licensee knows or suspects that a third party buyer of Licensed Products will promote, market, export, offer, sell, distribute, or supply such Licensed Products outside or for use or application outside the Territory; (iii) promote, market, offer, sell, distribute, and supply Licensed Products for any use other than its intended use measuring or determining blood glucose in humans from saliva; (iv) not reverse engineer, decompile, disassemble, modify, edit, change, amend, customize, adapt, copy or reproduce (except as and to the extent expressly permitted in the License), or create any Derivation of or to or from or based on any Licensed Product or any Glucose Sensor Technology; (v) without the prior written consent of Licensor include any Licensed Product in, or combine any Licensed Product with, any product or any service other than a Licensed Product; (vi) use any Licensed Trademark or any Licensed Material for any product or service other than a Licensed Product during the Term under the Marketing License; (vii) use any Licensed Trademark or any Licensed Material outside the Territory; (viii) do or omit to do anything that could adversely affect their validity or reputation or the reputation of Licensor or a Licensed Product or a Licensed Trademark; and (ix) cause, induce, or permit any third party to do, or assist any third party ·with doing, any of the foregoing, whether for the benefit of Licensee, such third party, and/or any other third party. Licensee must immediately notify Licensor in writing if it becomes aware of a breach, or attempted breach, of any of the above obligations."

2.4	Clause 2.4A Sub-licence

A new clause 2-4A is inserted to the Licence Agreement which provides:

"On request of the Licensee, the Licensor must in good faith consider a request to allow the Licensee to sub-licence its obligations under this Agreement to a third party. If provided, any consent will be subject to the Licensee retaining all rights, obligations and liability under the Licence Agreement."

2.5	Clause 8.2 Termination

Clause 8.2b. be amended by replacing the entirety of the clause with the following:

"Licensor may terminate this Agreement in the event of a Change of Control in respect of the Licensee, by written notice effective as of the date of such Change of Control, whether retroactive, contemporary, or prospective."

2.6	Schedule 1 Licensed Products

Schedule 1 be amended by replacing the entirety of the schedule with the following:

"The Licensed Product comprises a product using the Glucose Sensor Technology encompassing but not limited to:

•	A glucose sensor strip (based on a modified organic thin film transistor); and
•	A proprietary smartphone application for glucose reading, storage, analytics and patient support programs; and/or
•	A dedicated glucose sensor strip reading device, that is derived from the Licensed Rights."

3.	Miscellaneous

3.1	Entire Agreement; Amendment; Waiver. This Second Variation Agreement and the Licence Agreement constitutes the entire understanding and agreement between the Parties hereto related to the subject matter hereof. Neither this Second Variation Agreement nor the Licence Agreement nor any term or provision hereof may be waived, changed, discharged or terminated except by an instrument in writing signed by the person against whom the enforcement of any waiver, change, discharge or termination is sought. No modification, amendment, supplement to or waiver of any provision of this Second Variation Agreement or the Licence Agreement will be binding upon the Parties unless made in a writing identifying the relevant provisions and signed by each Party through its authorized representative. A failure of either Party to exercise any right provided for herein shall not be deemed to be a waiver of any right hereunder.

3.2	Counterparts. This Second Variation Agreement may be executed in one or more counterparts (any one of which may be by facsimile or PDF), all of which shall constitute one and the same agreement.

3.3	Continuing agreement. Other than varied herein the Licence Agreement continues in full force and effect.

IN WITNESS WHEREOF, each Party has executed this Second Variation Agreement as of the Effective Date.

LICENSOR:		LICENSEE:

Life Science Biosensor Diagnostics Pty Ltd.		Glucose Biosensor Sensor Systems
(Greater China) Holdings Inc

By:	/s/Con Tsigounis

Title:

Date: